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Exhibit (a)(1)(J)

        November 12, 2010

Dear Stockholder:

        On behalf of the Board of Directors of TechTeam Global, Inc. (the "Company"), I am pleased to inform you that on November 1, 2010, the Company entered into a definitive Merger Agreement with Stefanini International Holdings Ltd ("Parent"), a corporation incorporated and registered under the laws of England and Wales and Platinum Merger Sub, Inc. (the "Purchaser"), a Delaware corporation and direct wholly-owned subsidiary of Parent. Pursuant to the terms of the Merger Agreement, Purchaser commenced a tender offer on November 12, 2010 (the "Offer") to purchase all of the outstanding shares of the Company's common stock for $8.35 per share in cash, without interest thereon and subject to required tax withholdings. Following the completion of the tender offer, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation in the merger.

        After careful consideration, the Company's Board of Directors has unanimously determined that the tender offer and the merger are advisable, fair to and in the best interests of the stockholders of the Company, and approved the Merger Agreement, the tender offer, the merger and the other transactions contemplated by the Merger Agreement.

        Accordingly, the Company's Board of Directors unanimously recommends that the Company's stockholders accept the tender offer and tender their shares in the tender offer and, if required by applicable law, vote their shares for the adoption of the Merger Agreement and approve the merger and the other transactions contemplated by the Merger Agreement.

        In arriving at its recommendations, the Company's Board of Directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is a copy of the Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares to the Purchaser in the Offer.

        Please read the enclosed materials carefully. You should act promptly, as the tender offer is scheduled to expire at 12:00 midnight, New York City time, on December 10, 2010, unless extended or earlier terminated.

        On behalf of the Board of Directors and management of the Company, we thank you for your support.

Sincerely,

Seth W. Hamot, Chairman

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  Exhibit (a)(1)(J)